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                                                                                         EXHIBIT 12
                        COLUMBUS SOUTHERN POWER COMPANY
        Computation of Consolidated Ratios of Earnings to Fixed Charges
                        (in thousands except ratio data)
                                                                 Year Ended December 31,
                                                    1998      1999      2000       2001       2002
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . . $47,323   $43,207   $40,602    $34,575    $17,756
  Interest on Other Long-term Debt. . . . . . . .  23,594    25,878    25,878     27,365     32,762
  Interest on Short-term Debt . . . . . . . . . .   3,493     2,460     2,412      4,914      3,244
  Miscellaneous Interest Charges. . . . . . . . .   4,459     4,659    14,205      3,755      2,585
  Estimated Interest Element in Lease Rentals . .   5,300     4,600     5,300      4,800      3,500
       Total Fixed Charges. . . . . . . . . . . . $84,169   $80,804   $88,397    $75,409    $59,847

Earnings:
  Income Before Extraordinary Item    . . . . . .$133,044  $150,270  $120,202   $191,900   $181,173
  Plus Federal Income Taxes . . . . . . . . . . .  71,202    82,686   116,590     94,148     93,484
  Plus State and Local Income Taxes . . . . . . .       3        89       136      8,811     17,519
  Plus Fixed Charges (as above) . . . . . . . . .  84,169    80,804    88,397     75,409     59,847
       Total Earnings . . . . . . . . . . . . . .$288,418  $313,849  $325,325   $370,268   $352,023

Ratio of Earnings to Fixed Charges. . . . . . . .    3.42      3.88      3.68       4.91       5.88
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